SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                              AMENDMENT NO. 2 TO
                          STATEMENT ON SCHEDULE 14D-1

      Amendment to Tender Offer Statement Pursuant To Section 14(d)(1) of
                      the Securities Exchange Act of 1934
                               _________________

                               AMENDMENT NO. 3 TO
                           STATEMENT ON SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                _________________

                               PS PARTNERS III, LTD.
                            (Name of Subject Company)
                                _________________

                              Public Storage, Inc.
                                    (Bidder)
                                _________________

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                _________________

                                      NONE
                      (CUSIP Number of Class of Securities)
                                _________________

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                        701 Western Avenue, Suite 200,
                        Glendale, California 91201-2397
                                 (818) 244-8080
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                                _________________


                                  Introduction


         This statement is Amendment No. 2 to the Schedule 14D-1 which was filed by Public Storage, Inc. ("PSI") with the Securities and Exchange Commission on December 4, 1996, as previously amended by Amendment No. 1 dated January 6, 1997, with respect to the offer by PSI to purchase up to 25,000 of the limited partnership units ("Units") in PS Partners III, Ltd., a California limited partnership (the "Partnership") at a net cash price per Unit of $425. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meanings set forth in the Offer to Purchase dated December 4, 1996 and related Letter of Transmittal.

         This statement also constitutes Amendment No. 3 to Statement on
   Schedule 13D dated August 1, 1994, as previously amended and restated by Amendment No. 1 dated September 9, 1994 and amended by Amendment No. 2 (which was the Schedule 14D-1 filed on December 4, 1996), filed by PSI.

         The Offer to Purchase expired on January 21, 1997 at 5:00 p.m., New York City time. At the expiration of the Offer, 12,881 Units (representing approximately 10.1% of the outstanding Units) had been tendered pursuant to the Offer.

   Item 6.     Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby amended as follows:

         On January 21, 1997, a wholly-owned subsidiary of PSI accepted for payment the 12,881 Units that had been validly tendered and not withdrawn pursuant to the Offer. PSI has instructed the Depository to pay for such Units in accordance with the procedures set forth in the Offer to Purchase.

         As a result of this purchase of Units, as of January 21, 1997, PSI beneficially owned 76,797 Units (approximately 60.0%) of the outstanding Units of the Partnership.

                                  SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


   Dated:  January 24, 1997               PUBLIC STORAGE, INC.


                                          By: /S/ DAVID GOLDBERG
                                              --------------------
                                              David Goldberg
                                              Senior Vice President
                                              and General Counsel